Trading Symbol (TSX): GGC

INTERIM FINANCIAL STATEMENT and MD&A REQUEST FORM

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators we shall deliver our interim financial statements and the Management Discussion & Analysis (“MD&A”) related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive our interim financial statements and related MD&A, please complete the information below and mail or fax this form to our registrar and transfer agent at the following address:

Stock Transfer Department
COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue, 9th Floor	fax:
Toronto, ON M5J 2Y1	Within North America: 1-866-249-7775
Canada	Outside North America: (+1) 416-263-9524

I/we wish to receive your interim financial statements and MD&A for your current financial year. They should be sent to:

Name (please print)

Street Address

City	Province / State	Postal / Zip Code

Country

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: 604-682-2205 Fax: 604-682-2235 www.gencoresorces.com
GGC (Toronto Stock Exchange)